Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hooker Furniture Corporation:

We consent to the incorporation by reference in the registration statement (No. 333‑128942) on Form S-8 of Hooker Furniture Corporation of our reports dated April 16, 2021, with respect to the consolidated balance sheets of Hooker Furniture Corporation as of January 31, 2021 and February 2, 2020, the related consolidated statements of operations, comprehensive income / (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2021, and the related notes, and the effectiveness of internal control over financial reporting as of January 31, 2021, which reports appear in the January 31, 2021 annual report on Form 10‑K of Hooker Furniture Corporation.

/s/ KPMG LLP

Raleigh, North Carolina
April 16, 2021